UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 8 April, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 8 April 2024: The Minister of Forestry, Fisheries and the Environment (Minister) upholds Sasol South Africa's appeal and permits that a load-based limit be applied to regulate sulphur dioxide emissions from the boilers of the Secunda Operations

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

THE MINISTER OF FORESTRY, FISHERIES AND THE ENVIRONMENT (MINISTER) UPHOLDS SASOL SOUTH AFRICA'S APPEAL AND PERMITS THAT A LOAD-BASED LIMIT BE APPLIED TO REGULATE SULPHUR DIOXIDE EMISSIONS FROM THE BOILERS OF THE SECUNDA OPERATIONS

Shareholders are referred to Sasol's SENS announcement issued on 12 July 2023, wherein it was stated that, on 11 July 2023, the National Air Quality Officer (NAQO) refused the application of Sasol South Africa Limited (SSA), in terms of Clause 12A of the Minimum Emission Standards (MES) published on 22 November 2013 in terms of section 21 of the National Environmental Management: Air Quality Act, 2004 (Act No. 39 of 2004), to be regulated on an alternative emission load basis, as opposed to the current concentration-based limits, for the sulphur dioxide (SO_2) emissions generated from the boilers at our Secunda Operations' steam plants from 1 April 2025 onwards. Sasol has been steadfast in its commitment to ambient air quality improvement and reducing its environmental footprint.

On 31 July 2023, SSA submitted an appeal to the Minister, as provided for in section 43(1) of the National Environmental Management Act,1998 (Act No. 107 of 1998), to set aside the decision of the NAQO.

On 5 April 2024, the Minister issued her decision, in terms of which she upheld SSA's appeal and set aside the decision of the NAQO. The Minister concluded that SSA's application met all the requirements of Clause 12A, and therefore replaced the NAQO's decision by permitting that load-based limits be applied from 1 April 2025 up to 31 March 2030. We will engage with the Minister to finalise the regulatory requirements for the decision to take full effect, following which our atmospheric emission license will have to be varied accordingly. The decision is available on our website: www.sasol.com.

8 April 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 April 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary